December 19, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Stacie Gorman
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Glimcher Realty Trust: Response to December 4, 2008 Comment Letter

Dear Ms. Gorman:

On behalf of Glimcher Realty Trust (“Glimcher” or the “Company”), we submit this letter in response to the comment from the Staff of the Securities and Exchange Commission received by letter dated December 4, 2008, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-153257).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”).  For the convenience of the Staff, we will send in paper format by overnight delivery copies of this letter and copies of the Amendment marked to show changes from Amendment No. 1 to the Registration Statement, as filed on November 26, 2008, to the comments of the Staff on the above-referenced comment letter dated December 4, 2008 to Michael P. Glimcher, Chairman and Chief Executive Officer of the Company.

In this letter, we have recited the comment from the Staff in italicized font and have followed the comment with the Company’s response in regular type.

Comment:

1.
We note the disclaimer at the bottom of page 3 that the opinion “may not be relied upon by any person other than Glimcher without our written consent.”  Please note that investors are entitled to rely upon the opinion expressed, and thus, there should not be any limitation as to who may rely upon the opinion.  Please revise the opinion accordingly.

Response:

As requested, the Amendment includes a revised exhibit 8.1 tax opinion.

If you have questions or comments about the S-3 or Glimcher or require further information about or clarification of any of the items responded to in this letter, please contact me by telephone at (216) 491-8610, by fax at (216) 479-8780, or by email at dzagore@ssd.com.

Sincerely,

Squire, Sanders & Dempsey L.L.P.

David A. Zagore

cc:	Michael P. Glimcher, Chairman and Chief Executive Officer, Glimcher Realty Trust
Tom Kluck, Legal Branch Chief